 CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl





05009910

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
198
SECTION

Subject CSM nv, (SEC File No. 82-34886)

Date July 15, 2005

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copies of the following documents:

- press release 7 July, 2005: 2004 conversion to IFRS;
- press release 13 July 2005: CSM BSNA closes three production plants.

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Werk

Mariette Mantel
CSM nv

PROCESSED
JUL 25 2005
THOMSON FINANCIAL

7/25

Enclosure(s)

CSM
Bakery Supplies & Food Ingredients

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl


SEC MAIL PROCESSING
RECEIVED
JUL 2 2 2005
WASH, D.C.
198
SECTION

Press Release

2004 CONVERSION TO IFRS

Diemen, the Netherlands, 07 July 2005 – Today, CSM announced the impact of switching from the previously applied generally accepted accounting principles in the Netherlands (NL GAAP) to the International Financial Reporting Standards (IFRS). Under IFRS, the result for 2004 amounts to EUR 159.7 million (NL GAAP: EUR 120.1 million). This increase has been caused mainly by reversing goodwill amortization. Shareholders' equity as at 1 January 2004 will decrease by EUR 62.5 million under IFRS largely due to the increase in pension obligations.

Starting from 1 January 2005, CSM will also apply the IFRS standards for financial instruments. This will cause shareholders' equity to decrease by EUR 122.9 million mainly as a consequence of reclassifying the cumulative financing preference shares from equity to debt of EUR 100 million. The dividend of around EUR 6 million on these shares will be recognized as a financial charge in the profit and loss account.

The changes to the valuation of assets and liabilities and to the result under IFRS will be explained below. The impact of IFRS on the results for 2004, the balance sheet as at 31 December 2004, and shareholders' equity will also be presented.

CSM will publish its IFRS-based results for the first half of 2005 on 31 August 2005.

Addenda:
Consolidated profit and loss account 2004 (IFRS)
Consolidated balance sheet as at 31 December 2004 (IFRS)

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0) 20 5906320 / cell phone +31 (0) 6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0) 20 5906317 / cell phone +44 (0) 7767 227506

Background information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl



Restatement of financial figures for 2004 due to the adoption of IFRS

Up to 2004 the CSM Financial Statements were compiled in compliance with the generally accepted accounting principles in the Netherlands (NL GAAP). As of financial year 2005 CSM is required to apply the International Finaicial Reporting Standards (IFRS). The first report on this basis will be the CSM Half-Year Report for 2005 and the first IFRS-based annual report will be the Annual Report for 2005.

Hence, the comparative figures for 2004 have been restated in accordance with IFRS. The de facto transition date is therefore 1 January 2004. Any movements due to changes caused by the transition from NL GAAP to IFRS on 1 January 2004 will be incorporated in shareholders' equity.

These changes largely represent differences caused by the application of different accounting principles for assets and liabilities. Due to the nature of the new accounting principles, future CSM results might show larger fluctuations. CSM's underlying cash flows are not affected by the differences.

The financial figures have been compiled on the basis of IFRS guidelines which are expected to be effective on 31 December 2005. The IFRS standards are still subject to change depending on the EU and interpretations by the IAS Board. Therefore, the financial figures are also subject to change.

This press release provides provisional, unaudited figures.

Transition to IFRS

In compliance with IFRS 1 CSM will make use of the following exemptions:

- IFRS 3 (business combinations) will not be retrospectively applied to businesses acquired prior to the transition date.
- CSM has opted to process all cumulative actuarial results with regard to employee benefits on the transition date.
- The cumulative currency translation differences relating to foreign activities will be reset to zero on 1 January 2004.
- CSM has opted to apply the financial-instruments-related standards (IAS 32 and 39) no sooner than 1 January 2005. The comparative figures for 2004 have therefore not been brought into line with the requirements of IAS 32 and 39.
- The valuation of share-based payments (IFRS 2) will not be applied to share options granted on or before 7 November 2002 or share options which became unconditional before 1 January 2005.

IFRS 5 (discontinued operations) will be applied retrospectively as of 1 January 2004.

The main changes to the valuation of assets and liabilities and to the CSM results include:

Pensions and other employee benefits

Any commitments arising from pledged pension and employee benefit schemes must be appraised at the present value of the future obligations (including future salary increases), adjusted for the market value of the related assets. Under NL GAAP, the pension obligations were based on the current obligations without taking account of the value of the related investments. For some employee benefits no obligation was incorporated in the balance sheet; instead the charges were recognized on a cash basis in the result.



Consequently, the provision for pensions and other employee benefit schemes will increase by EUR 79.2 million (excluding tax effect) on 1 January 2004. CSM has opted to use the corridor method in order to prevent unrealized actuarial gains and losses from causing sudden fluctuations in the result. The effect on the profit and loss account for 2004 is EUR 3.5 million positive (before taxes).

Acquisitions (business combinations)
Under NL GAAP, goodwill paid in connection with acquisitions was capitalized and amortized over 20 years. Under IFRS, goodwill will continue to be capitalized, but it will no longer be amortized. CSM has elected to apply IFRS to new acquisitions only; this means that past acquisitions will not be restated. The book value of the goodwill as at 1 January 2004 has been frozen and the EUR 42.4 million in goodwill amortization over 2004 has been reversed. Capitalized goodwill will be annually tested for impairment in order to assess whether the expected future cash flows exceed the book value of the goodwill.

Financial instruments
CSM has opted to apply the standards relating to financial instruments as of 1 January 2005. As a consequence, the cumulative financing preference shares will be classified as debt funding instead of equity. Shareholders' equity will therefore decrease by EUR 100.0 million on 1 January 2005. The dividend of around EUR 6 million on these shares will be recognized as financial charges.
Under IFRS, derivatives must be stated at market value on the balance sheet. Fluctuations in the market value are recognized as financial income and charges in the profit and loss account, provided hedge accounting is applied. Hedge accounting will be largely applied to forward currency contracts and interest rate derivatives, whereby unrealized fluctuations in the market values of the derivatives will be deferred in equity (hedge reserve) until the underlying hedged transaction is recognized in the result. The adoption of IAS 32 and 39 will affect equity as at 1 January 2005 to the amount of EUR 33.5 million negative (excluding tax effect), of which EUR 15.1 million (excluding tax effect) relates to unrealized fluctuations in currency contracts and the interest rate currency swap to which hedge accounting is applied. The remaining EUR 18.4 million relates to three interest swaps to which hedge accounting is not applied. The financial instruments to which hedge accounting is not applied will lead to greater volatility in the results of CSM.

Share-based payments
Under NL GAAP, share-based payments were not charged to the profit and loss account. IFRS 2, however, requires CSM to charge this type of payment to the profit and loss account. CSM has opted to not apply the share-based payment standard to share options granted on or before 7 November 2002 or share options which have become unconditional before 1 January 2005. Since CSM will apply this standard as of financial year 2005, the profit and loss account for 2004 will not be affected. The valuation of share-based payments will have a modest impact on the profit and loss account for 2005.

Property, plant & equipment
Under IAS 16, machine- and installation-related spare parts, which are held for the production process for more than one year, are classified as property, plant & equipment and depreciated over their expected useful lives. Under NL GAAP, spare parts were classified as inventory and charged to the result upon use. The reclassification of spare parts does not affect equity as at 1 January 2004, but it does have an impact of EUR 0.9 million negative (before taxes) on the profit and loss account for 2004.

Currency translation differences
Under IFRS, currency translation differences are temporarily classified as a separate equity component, the translation reserve. Upon divestment or reduction of a foreign operation the cumulative translation differences, as part of the divestment result, are transferred to the profit and loss account. CSM has opted to reset the cumulative currency translation differences to zero as at 1 January 2004. The recycle of the currency translation differences will have a negative effect of EUR 3.5 million (before taxes) on the profit and loss account for 2004.

Discontinued operations
CSM has opted to apply IFRS 5 retrospectively. This standard concerns the sale of the confectionery division on 7 March 2005. The division's assets and liabilities and its results will be presented separately as discontinued operations in the balance sheet and profit and loss account for 2004.

Lease
Under IFRS, one lease contract is considered a financial lease instead of an operational lease. This change does not affect equity as at 1 January 2004 or the profit and loss account for 2004. It will cause the balance sheet total as at the end of 2004 to rise by EUR 1.6 million.

Impact on shareholders' equity as at 1 January 2004
The effects of the transition from NL GAAP to IFRS on shareholders' equity are as follows (millions of euros):

Shareholders' equity as at 1 January 2004 (NL GAAP)	**778.1**
Pensions	(79.2)
Taxes	16.7
Shareholders' equity as at 1 January 2004 (IFRS)	**715.6**

Impact on profit and loss account 2004
The effects of the transition from NL GAAP to IFRS on the profit and loss account are as follows (millions of euros):

Result after taxes for 2004 (NL GAAP)	**120.1**
Goodwill	42.4
Pensions	3.5
Result from divestments	1.3
Depreciation spare parts	(0.9)
Currency translation differences	(3.5)
Taxes	(3.2)
Result after taxes for 2004 (IFRS)	**159.7**

IFRS-based movements in shareholders' equity 2004
Under IFRS, the movements in the 2004 shareholders' equity are as follows (millions of euros):

Shareholders' equity as at 1 January 2004 (IFRS)	**715.6**
Dividend	(61.0)
Stock dividend	36.3
Result 2004	159.7
Exchange rate differences	(2.4)
Repurchase of own shares	(35.7)
Dividend on cumulative preference shares	(6.0)
Shareholders' equity as at 31 December 2004 (IFRS)	**806.5**

Impact on shareholders' equity as at 1 January 2005 due to application of IAS 32/39
The application of IAS 32/39 will affect shareholders' equity as at 1 January 2005 as follows (millions of euros):

Shareholders' equity as at 31 December 2004 (IFRS)	**806.5**
Reclassification cumulative financing preference shares	(100.0)
Valuation derivatives	(33.5)
Taxes	10.6
Shareholders' equity as at 1 January 2005 (IFRS)	**683.6**

Anticipated effects on the profit and loss account 2005
The anticipated effects of applying IFRS on the profit and loss account for 2005 can be summarized as follows:

The dividend on cumulative financing preference shares will be recognized as a financial charge due to the reclassification of these shares from equity to debt. Financial charges will increase by around EUR 6 million in 2005.

The interest swaps which no longer fall under hedge accounting will lead to greater volatility in the CSM results due to the valuation at market value. The financial instruments to which hedge accounting will not applied have a very modest effect on the CSM results.

The valuation of share-based payments will have a modest effect on the profit and loss account for 2005.



Consolidated Balance Sheet as at 31 December 2004

before profit appropriation, millions of euros	NL GAAP	Goodwill	Pensions	Spare parts	Leases	Taxes	Subtotal	Discontinued operations	IFRS
Assets									
Intangible non-current assets	684.1	41.7					725.8	-97.9	627.9
Property, plant & equipment	806.6			7.6	1,6		815.8	-221.9	593.9
Financial non-current assets	17.6						17.6		17.6
Deferred tax assets	49.4					12.7	62.1		62.1
Total non-current assets	**1,557.7**						**1,621.3**	**-319.8**	**1,301.5**
Inventories	493.0			-8.5			484.5	-93.1	391.4
Receivables	485.7						485.7	-152.1	333.6
Cash and cash equivalents	76.1						76.1	-24.5	51.6
Assets held for sale								589.5	589.5
Total current assets	**1,054.8**						**1,046.3**	**319.8**	**1,366.1**
Total	**2,612.5**	**41.7**		**-0.9**	**1,6**	**12.7**	**2,667.6**	**0.0**	**2,667.6**
Liabilities									
Shareholders' equity	826.4	41.7	-73,4	-0.9		12.7	806.5		806.5
Provisions	124.9		73,5				198.4	-27.0	171.4
Deferred tax liabilities	92.4						92.4		92.4
Non-current liabilities	565.9				1,6		567.5	-15.6	551.9
Interest-bearing current liabilities	391.3						391.3	-1.2	390.1
Trade payables	352.1						352.1	-136.2	215.9
Other non-interest-bearing current liabilities	250.6		-0,1				250.5		250.5
Tax liabilities	8.9						8.9		8.9
Liabilities held for sale								180.0	180.0
Total	**2,612.5**	**41.7**		**-0.9**	**1,6**	**12.7**	**2,667.6**	**0.0**	**2,667.6**



Consolidated Profit and Loss Account 2004

millions of euros	NL GAAP	Goodwill	Pensions	Spare parts	Exchange rate differences	Result from divestments	Taxes	Subtotal	Discontinued operations*	IFRS
Continuing operations										
Net turnover	3,475.0							3,475.0	-743.3	2,731.7
Costs of raw materials and consumables	-1,818.4							-1,818.4	293.8	-1,524.6
Added value	**1,656.6**							**1,656.6**	**-449.5**	**1,207.1**
Production costs	-574.2		0.2	-0.9				-574.9	160.9	-414.0
Warehousing and distribution costs	-212.9							-212.9	29.4	-183.5
Gross profit	**869.5**							**868.8**	**-259.2**	**609.6**
Selling expenses	-372.1		0.2					-371.9	147.2	-224.7
General and administrative expenses	-264.5		3.1					-261.4	39.9	-221.5
Other costs and proceeds	33.4					1.3		34.7		34.7
Goodwill amortization	-42.4	42.4								
Operating result	**223.9**							**270.2**	**-72.1**	**198.1**
Financial income and charges	-57.1				-3.5			-60.6		-60.6
Result before taxes from continuing operations	**166.8**							**209.6**		**137.5**
Taxes	-46.7						-3.2	-49.9	-17.2	-32.7
Result after taxes from continuing operations	**120.1**							**159.7**		**104.8**
Discontinued operations										
Result from discontinued operations									**54.9**	**54.9**
Result after taxes	**120.1**	**42.4**	**3.5**	**-0.9**	**-3.5**	**1.3**	**-3.2**	**159.7**		**159.7**

** The result from discontinued operations comprises the confectionery division's operating result excluding financial income and charges. Taxes are proportional allocated to the Sugar Confectionery division based on the overall tax rate of CSM (23.8%).*

CSM

Bakery Supplies & Food Ingredients

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM BSNA CLOSES THREE PRODUCTION PLANTS

Diemen, The Netherlands, 13 July 2005 - CSM Bakery Supplies North America is optimizing its supply chain and plans to close 3 of its 19 production sites.

In H.C. Brill, frozen products production in the Atlanta area will be consolidated in the main frozen facility in Tucker/Atlanta. The Bibb Street facility (H.C. Brill) in Atlanta will be closed. The majority of the workforce will be relocated to the new facility. Also, the cookie production from the Oak Creek (Baker & Baker) facility in Wisconsin will be transferred to the Atlanta plant.

In BakeMark USA, the production plants in Union City (fillings and powdered sugar) and the Seattle plant (dry mixes) will be closed. The production of aforementioned product range will be transferred to Pico Rivera (Los Angeles).

In total, approximately 30 jobs are affected by these production relocations.

CSM expects the closures and transfers of production to be completed in January 2006. The expected closure cost of approximately $3.0M will be charged against the 2005 results.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0) 20 5906320 / cell phone +31 (0) 6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0) 20 5906317 / cell phone +44 (0) 7767 227506

Background information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

In the North American market CSM is the leading manufacturer and provider of bakery ingredients and products, including functional ingredients, mixes, fillings, glazes and icings, decorations and frozen batters, frozen cakes and dough. CSM Bakery Supplies North America, headquartered in Schaumburg, Illinois, operates 19 manufacturing plants and 28 distribution centers across the U.S.